Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.

September 17, 2013

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of Ituran Location and Control Ltd. (the "Company") to be held at the Company's offices at 3 Hashikma St. Azour Israel, on October 31, 2013 at 14:00 p.m. local time.

At the Meeting, holders of record of the Company’s ordinary shares will be asked to approve the Company's Compensation Policy attached hereto. The Company's Board of Directors recommends a vote “FOR” the matter on the agenda.

The approval of the matter on the agenda requires a special majority as more fully described below.

At the Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Only shareholders of record on September 30, 2013 are entitled to vote at the Meeting.

Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy card or written ballot (for Israeli shareholders), which are solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your vote may be recorded.

Your cooperation is appreciated.

Very truly yours, Zeev Koren Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ITURAN LOCATION AND CONTROL LTD.
PROXY STATEMENT FOR EXTRAORDINAY MEETING OF SHAREHOLDERS

September 17, 2013

The enclosed proxy/written ballot is solicited on behalf of the Board of Directors of Ituran Location and Control Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on October 31, 2013 at 14:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 3 Hashikma Street, Azour, Israel. The telephone number at that address is +972-3-5571314.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Only shareholders of record of the Company's ordinary shares, nominal value NIS 0.33 1/3 (the “Ordinary Shares”), at the close of business on September 30, 2013 (the “Record Date”), are entitled to vote at the Meeting. The term "shareholders of record" includes holders of Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Revocability of Proxies/Written Ballots

Forms of proxy card and written ballot (in Israel) for use at the Meeting are attached. Please follow the instructions on the proxy card or written ballot (as the case may be). You may change your mind and cancel your proxy card/written ballot by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date (with respect to cancellation of proxy cards only), or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy/written ballot. Ordinary Shares represented by a valid proxy card/written ballot in the from attached, which indicates whether or not the holder is a controlling shareholder and/or has a personal interest in the proposed resolution to be presented at the Meeting, will be voted in favor of the proposed resolution, unless you clearly indicate a vote against such resolution.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person, by written ballot, or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than one third of the voting power of the Company. If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. At such adjourned meeting any number of shareholders present in person, by written ballot or by proxy shall constitute a quorum. The vote necessary to approve the resolution relating to the matter upon which you will be asked to vote is specified below. Each outstanding Ordinary Share is entitled to one vote upon the matter to be presented at the Meeting.

Shareholders registered in the Company’s shareholders registry in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy/written ballot must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person, by written ballot or by proxy must deliver to the Company an ownership certificate, confirming their ownership of shares of the Company on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000, as amended.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Shareholders are entitled to apply in writing, through the Company, to the other shareholders of the Company in order to present their position in respect of any item on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s registered office at the address specified above, by no later than October 10, 2013.

THE MATTER ON THE AGENDA
APPROVAL OF THE COMPANY'S COMPENSATION POLICY

Background

In December 2012, amendment no. 20 to the Israeli Companies Law, 1999 (the "Companies Law") became effective. Among other things, this amendment requires Israeli public companies to set forth their policy regarding their office holders' terms of office, including fixed compensation, target-based incentives, equity awards, severance and other benefits. Future actual terms of office of office holders then need to be approved in accordance with this policy.

The term “office holder” is defined in the Companies Law to mean the chief executive officer, chief business officer, deputy chief executive officer, vice chief executive officer, any other person fulfilling such position even if his title is different, as well as a director or a manager directly subordinate to the chief executive officer.

The compensation policy must be approved every three years by the board of directors, after considering the recommendations of the compensation committee; and requires the approval of the general meeting of shareholders by a special majority (as set forth herein). Nevertheless, the board of directors may set forth the compensation policy even if the general meeting objects to its approval, provided that the compensation committee and the board resolve, based on detailed reasoning and after discussing the policy again, that the approval of the policy notwithstanding the objection of the general meeting is in the best interests of the Company.

The Proposed Compensation Policy

Following several meetings of the Company's compensation committee, convened for the purpose of discussing and formulating the Company's Compensation Policy with the assistance of outside expert consultants, and after considering the committee's recommendations, our board of directors approved the Company's Compensation Policy in the form attached hereto (the "Policy"), on September 12, 2013.

The Policy applies to office holders of the Company (see definition above), who serve as  the Company's President, Chief Executive Officer(s) ("CEO(s)") and other executives who are deemed office holders of the Company, as well as office holders of the Company's Israeli wholly owned subsidiaries, provided they report to the CEO. The Policy also applies to directors of the Company.

The Policy does not intend to amend any officer's existing terms of office; nor to bestow any officer with a right to receive the compensation, or any element thereof set forth therein. The specific terms of office of each officer shall be separately determined in accordance with the relevant provisions of the Companies Law and the regulations promulgated thereunder.

2

The Policy is formulated in view of the Company's belief that our business success is the result of the excellence of our human resources and their devotion to the achievement of the Company's goals. Therefore, it is aimed at offering officers of the Company with a competitive compensation package that will align their incentives with those of the Company and its shareholders, and at motivating them to achieve the goals of the Company, while avoiding undue pressure to take excessive risks. Among other factors, our compensation committee and the board have considered, as required by the Companies Law and reflected in Section 2 of the Policy: (a) the advancement of the Company's goals, its business plan and its policy with a long-term view; (b) the creation of appropriate incentives for office holders, considering the company's risk management policy; (c) the size of the Company and the nature of its business; (d) with respect to variable components of the terms of office – the contribution of the office holders to the achievement of the Company's goals and to the maximization of its profits, with a long-term view and in accordance with the position of the office holder.

The Company believes that the Policy incorporates all matters required to be included in a compensation policy as mandated by the Companies Law, including (without limitation): (a) the requirement to consider the office holders' education, skills, professional experience, expertise, position and past compensation agreements (see also Section 2.3 of the Policy for other factors to be considered when determining executive officers' compensation); (b) consideration of the ratios between overall compensation of the officers and the average and median salary of the other employees of the Company (see Section 2.6 of the Policy); (c) the board's right to reduce variable compensation (see Section 11.1 of the Policy); (d) the determination of a maximum period for advanced and transition periods upon termination of services (see Section 6.1 of the Policy); (e) basing variable components of compensation on key performance indicators and on measurable criteria (see Sections 7 and 9 of the Policy); (f) determining the ratio between fixed and variable components of compensation and setting forth caps on the amount of variable compensation payable (Sections 2.5 and 7-10 of the Policy); and (g) a claw-back provision with respect to restatements of financial statements (see Section 11.2 of the Policy).

The Proposed Resolution

It is therefore proposed that the general meeting adopt the following resolution: “to approve the Company's Compensation Policy in the form attached hereto”.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person, by written ballot or by proxy and voting thereon is necessary for approval of this proposal; provided that: (a) a majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the compensation policy, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the resolution, does not exceed two percent (2%) of the aggregate voting rights in the company.

Board Recommendation

The Board of Directors recommends that the shareholders vote “FOR” the approval of the Company's Compensation Policy attached hereto.

Sincerely yours,
Ituran Location and Control Ltd.

3

ANNEX A

ITURAN LOCATION & CONTROL LTD.
COMPENSATION POLICY

1.	Preamble

1.1.
Legal Framework: this Compensation Policy of Ituran Location & Control Ltd. (this "Policy") is adopted in accordance with the requirements of Section 267a(a) of the Israeli Companies Law, 5759-1999 (the “Companies Law”); and its interpretation and implementation are subject to the provisions thereof, as well as the provisions of the Company's Articles of Association.

1.2.
Adoption and Amendment: this Policy was approved by the Board of Directors (the "Board") of Ituran Location & Control Ltd. (the “Company”) on September 12, 2013, following the approval and recommendation of the Company’s Compensation Committee (the “Committee”). Any amendment to this Policy shall be recommended by the Committee and approved by the Board. This Policy and any amendment thereof shall be adopted by the Company's shareholders as prescribed by and subject to the provisions of the Companies Law.

1.3.
Application: this Policy shall apply to any compensation arrangement of Executive Officers and Non-executive Officers (as defined below, and collectively referred to as "Officers"), which is approved following this Policy's adoption pursuant to the provisions of the Companies Law.

This Policy does not intend to amend any Officer's existing terms of office; nor to bestow any Officer with a right to receive the compensation, or any element thereof set forth herein. The specific compensation of each Officer shall be separately determined in accordance with the relevant provisions of the Companies Law and the regulations promulgated thereunder.

1.4.
Term: this Policy shall be in effect for a period of three (3) years from the date of its adoption pursuant to the provisions of the Companies Law; or for a shorter period to the extent the Committee and the Board resolve to amend it.

1.5.
Supervision and Control: The Committee and the Board shall periodically review this Policy and monitor its implementation to ensure that its provisions and implementation meet the goals set forth in Section 2 below and to consider whether it requires revisions in view of changes in circumstances or the law.

2.	Principles of the Policy

2.1.
Goals: we strongly believe that our business success is the result of the excellence of our human resources and their devotion to the achievement of the Company's goals. Therefore, our Compensation Policy is aimed at achieving the following goals:

2.1.1.	Retain, motivate and attract experienced and high quality personnel who will continue to lead the Company and contribute to its success;

2.1.2.	Offer Officers a compensation package, which will align their incentives with those of the Company and its shareholders;

2.1.3.	Motivate our Officers to achieve short- and long-term goals of the Company, while avoiding undue pressure to take excessive risks;

2.1.4.	Reward Officers for superior individual and corporate performance;

2.1.5.	Compensate Officers equitably in relation to one another in view of their role and responsibilities, skills, expertise, achievements and seniority;

2.1.6.	Establish an appropriate balance between various compensation components; and

2.1.7.	Provide our Compensation Committee and Board with adequate measures and flexibility to tailor each of our Officers' compensation package.

2.2.	Executive and Non-Executive Officers:

2.2.1.
This Policy regulates the compensation of Executive Officers and Non-executive Officers. The term "Executive Officers" means Officer Holders of the Company ("Nosei Misra", as such term is defined in the Companies Law) who serve as the Company's President, Chief Executive Officer(s) ("CEO(s)") and other executives who are deemed Office Holders of the Company, as well as Office Holders of the Company's Israeli wholly owned subsidiaries, provided they report to the CEO ("Business Unit Managers"); while the term "Non-executive Officers" means the Company's directors who do not serve as Executive Officers.

2.2.2.	An Officer may be engaged as an employee of the Company or through a personal management company, as an independent contractor.

2.3.	Factors that should be considered when determining Executive Officers' compensation:

2.3.1.	The Executive Officer’s education, skills, professional experience, expertise and achievements, both prior to and during his/her engagement with the Company;

2.3.2.	The Executive Officer’s position, area(s) of responsibility and tenure with the Company;

2.3.3.	Past compensation agreements of the Executive Officers, including prior to joining the Company;

2.3.4.	The Company's personnel needs as compared to the availability of such personnel in the market;

2.3.5.	The Executive Officer's actual and/or potential contribution to the Company's goals;

2.3.6.	The nature of the industry in which the Company operates;

2.3.7.
Fixed compensation data of other public companies with appropriate similarities to the Company, as shall be set forth by the Committee, relating, as much as practicable, to the particular role being considered; and

2.3.8.	Past compensation practices of the Company.

2.4.	Components of Compensation: an Executive Officer's compensation package shall be composed of some or all of the following components:

2.4.1.	Base Pay;

2.4.2.	Expenses;

2.4.3.	Benefits;

2.4.4.	Compensation upon termination of service or employment;

2.4.5.	Indemnification and Directors & Officers Insurance;

2.4.6.	Target-based cash incentives;

2.4.7.	Discretionary cash incentives; and

2.4.8.	Excess return cash incentives.

Components 2.4.1 through 2.4.5 shall be referred to as "fixed compensation" while components 2.4.6 through 2.4.8 shall be referred to as "variable compensation."

2.5.
Fix to Variable Pay Ratio: assuming maximum grants of cash incentives, an Executive Officer's fixed compensation shall constitute not less than 25% of his/her total compensation package (without regard to the value of components 2.4.2 and 2.4.5).

2.6.
Internal Compensation Ratio: in the process of composing this Policy, the Committee and the Board have examined the ratios between overall compensation of the Officers and the average and median salary of the other employees of the Company, both in their entirety and excluding call-centers employees; and have determined that the ratios do not adversely impact labor relations within the Company primarily in view of the Company's field of business and required mixture of manpower and their relative responsibilities.

3.	Base Pay

3.1.
Executive Officers' Base Pay (as defined below) shall be individually determined according to the factors set forth in Section 2.3 above and subject to the maximum amounts set forth in Section 5 below.  The term "Base Pay" means the fixed gross amount payable to an Executive Officer in return for his/her services, excluding expenses, benefits and bonuses.

3.2.	The Base Pay may be linked to the Israeli consumer price index or to a currency.

3.3.
The Committee and the Board may periodically consider and approve Base Pay adjustments for Executive Officers. The considerations for a Base Pay adjustment shall primarily be the factors used in initially determining the Base Pay, as well as change of role or responsibility, relocation, professional achievements, market trends and budgetary constraints.

4.	Expenses and Benefits

4.1.
Expenses: An Executive Officer may be entitled to reimbursement or payment of expenses, group insurance policies and relocation expenses, all in accordance with the Company's procedures in this respect.

4.2.
Benefits: An Executive Officer is entitled to the benefits mandated by the law and may be entitled to various benefits that are customary for high-level professionals, in accordance with such Executive Officer's position at the Company and form of engagement (i.e., as an employee or independent contractor). Such benefits may include (without limitation):

(a)	social benefits, including payments to pension funds and manager's insurance;

(b)	life insurance and disability insurance;

(c)	payment to an advanced study fund;

(d)	annual convalescence pay;

(e)	sick leave;

(f)	vacation of up to 30 days per year;

(g)	company car and related expenses (including the amount of tax payable with respect thereto) in accordance with the standard customary for same-level executive officers of peer companies;

(h)	communication and media expenses, such as mobile and fixed phones, laptop, internet and subscription for daily and professional newspapers and magazines;

(i)	professional conferences; and

(j)	member fees of professional associations.

5.	Maximum Annual Cost of Base Pay and Benefits

The annual cost to the Company of the respective Executive Officers' Base Pay and benefits actually granted shall not exceed the following amounts:

Role	Amount (in NIS thousands)
President	2,700
CEO	2,100
Business Unit Managers	1,500
Other Executives	1,200

6.	Compensation upon Termination of Service or Employment

6.1.
An Executive Officer may be entitled to both an advance notice of termination and payment for a transition period after termination; provided, however, that such periods shall be determined in view of the factors set forth in Section 2.3 above and shall not exceed 6 months in the aggregate.

6.2.
Upon termination of employment, including in the event of resignation, Executive Officers may be entitled to receive the amounts accumulated in their manager's insurance funds on account of severance pay as of the date of such termination; or, if higher, the amount payable upon termination of employment by the employer under the provisions of the Severance Payment Law, 1963.

6.3.	Executive Officers shall not be entitled to any other compensation upon termination of service or employment.

7.	Target-based Cash Incentives

7.1.
Minimum Threshold: the compensation package of an Executive Officer may include the provision of Target-based Cash Incentives as set forth below. The grant of awards under Target-based Cash Incentives, for a particular calendar year, shall be conditioned upon the achievement during such year, of a minimum Company's Return on Equity (as defined below) of 15%, and a minimum Company's profit before tax of USD 20 million (the "Minimum Threshold").

7.2.
Key Performance Indicators: The provision of annual cash incentives to Executive Officers may be based on either or both of the following key performance indicators (the "Target-based Cash Incentives"): (a) the Company's Return on Equity (as defined below); and/or (b) the Company's profit before tax. These key performance indicators ("KPI") shall be calculated in accordance with the Company's audited consolidated annual financial statements, after taking into account Executive Officers' compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with  accounting standards. The term "Return on Equity" for a particular calendar year means the ratio between the net income for such year and the average of the shareholders' equity at the beginning of such calendar year and at the end of each calendar quarter of such year.

7.3.
Mechanism; Maximum Awards: Target-based Cash Incentives shall provide for the award of amounts equal to pre-determined percentages of the Executive Officer's annual Cost of Pay (as defined below), depending on the applicable KPI achieved during the relevant calendar year; such that the awards are increased in relation to higher percentages of Return on Equity and/or higher profits before tax for such year. In any event, an Executive Officer's Target-based Cash Incentives for a calendar year may not exceed an amount equal to 150% of such Executive Officer's annual Cost of Pay (the "Maximum Award"). The term "Cost of Pay" means, with respect to independent contractors, their invoice amount plus company car and related expenses; and with respect to employees, their Base Pay plus 40% thereof.

7.4.
Deferred Grants: Target-based Cash Incentives shall become payable upon the lapse of 30 days from the date of publication of the Company's audited annual financial statements (the "Entitlement Date"). However, if an Executive Officer's Target-based Cash Incentives exceed an amount equal to 100% of such Executive Officer's annual Cost of Pay (the "100% Threshold"), then 20% of the amount by which the Target-based Cash Incentives exceed the 100% Threshold (the "Deferred Portion") shall not be paid on their Entitlement Date, but rather shall be deferred and paid in two equal installments on the first and second anniversary of the Entitlement Date, provided that the Minimum Threshold was achieved during the first calendar year (for the first installment) and during the second calendar year (for the second installment) following the Entitlement Date, respectively. The Deferred Portion shall be linked to the consumer price index known on the Entitlement Date.

7.5.	Advances: the Company may pay to Executive Officers advances on account of expected Target-based Cash Incentives.

8.	Discretionary Cash Incentives

In addition to the Target-based Cash Incentives, the Committee and the Board may award to Executive Officers who are not Controlling Shareholders of the Company (as defined below) or relatives thereof, additional annual discretionary cash grants ("Discretionary Cash Incentives"). Discretionary Cash Incentives shall be based on recommendations from such Executive Officer's direct managers and with respect to CEOs and the President, from the Chairman of the Board. The Discretionary Cash Incentives shall not be subject to the achievement of the Minimum Threshold; however, their amount may not exceed the lower of 1/6 of such Executive Officer's annual Cost of Pay or 20% of his/her Maximum Award. Notwithstanding the above, the aggregate amount of the Discretionary Cash Incentives and the Target-based Cash Incentives may not exceed the Maximum Award.   The term "Controlling Shareholders of the Company" means shareholders of the Company who have the ability to direct the operations of the Company (but not merely by virtue of their position as office holders of the Company), and/or who hold (alone or together with others) 25% or more of the voting rights of the Company.

9.	Excess Return Cash Incentives

9.1.
Excess Return Cash Incentives: in addition to the Target-based Cash Incentives and the Discretionary Cash Incentives, the compensation package of an Executive Officer may include the provision of a cash grant based on the Company's Stock Yield as compared to the TA 100 Index's Yield, as set forth below (the "Excess Return Cash Incentive").   In the event that the Company shall de-list from the Tel-Aviv Stock Exchange, then the Board and Committee shall select a comparable NASDAQ index for the purpose of this Excess Return Cash Incentive and the provisions hereof shall apply with respect thereto mutatis mutandis.

9.2.
Defined Terms: the term "Company's Stock Yield" means the percentage of increase or decrease of the Company’s stock price on the Tel-Aviv Stock Exchange over an Examined Period (as defined below), as adjusted for dividend distribution, calculated based on the average adjusted closing price of the Company's shares on the Tel-Aviv Stock Exchange during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

The term "TA 100 Index's Yield" means the percentage of increase or decrease of the TA 100 Index over an Examined Period, calculated based on the average TA 100 Index closing quotes during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

9.3.
Mechanism: with respect to each Executive Officer who is granted an Excess Return Cash Incentive, the Company shall examine on December 31 of each year, the Company's Stock Yield since January 1 of such year or, with respect to the first year of such grant – since the date of its approval (an "Examined Period"), as compared to the TA 100 Index's Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the TA 100 Index's Yield for such period, the Executive Officer shall receive an amount equal to 50% of his/her monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded. Notwithstanding the above, no Excess Return Cash Incentive shall be awarded for the first year of its grant if it was approved after June 30 of such year.

9.4.	Cap: the Excess Return Cash Incentive for each year shall not exceed an amount equal to the Executive Officer's annual Cost of Pay.

10.	Total Cap on Variable Compensation

The aggregate amount of cash incentives described under Sections 7, 8 and 9 above to be awarded to all Executive Officers for each calendar year shall not exceed an amount equal to 10% of the Company's EBITDA for such year, as calculated in accordance with data extracted from the Company's audited consolidated annual financial statements, after taking into account the Executive Officers' fixed compensation but excluding their variable compensation.

11.	General Terms relating to Variable Compensation

11.1.	The Board shall have the right to reduce any variable compensation to be granted to an Executive Officer due to circumstances as determined in the sole discretion of the Board.

11.2.
The Company's Executive Officers shall be required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated during the three year period following filing thereof; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Executive Officer has reclaimed or is able to reclaim such tax payments from the relevant tax authorities (in which case the Executive Officer will also be obligated to return such tax amounts).  The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts.

11.3.
In the event that an Executive Officer's employment or service is terminated during a calendar year, the Board may nevertheless approve the award of proportional grants pursuant to approved Target-based Cash Incentives and Excess Return Cash Incentives.

12.	Non-executive Officers' Compensation

Non-executive Officers may be entitled to receive, subject to provisions and required approval pursuant to the Companies Law:

12.1.	Indemnification and Directors & Officers Insurance;

12.2.
Annual and/or per-meeting compensation of up to the maximum amounts allowed to be paid to external directors of public companies pursuant to the second and third supplements of the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 2000 (the "Regulations"), respectively, and in accordance with the Company's equity level pursuant to the first supplement thereof; provided, however, that (a) external directors may be compensated in accordance with the provisions of the Companies Regulations (Relief for Companies which Securities are Listed for Trading in an Exchange outside of Israel), 2000; and (b) a non-executive Chairman of the Board may receive an annual compensation, without regard to the amounts set forth in the Regulations, in an amount of up to NIS 300,000.

12.3.	Reimbursement or payment of certain expenses incurred in attending Board and committee meetings or performing other services for the Company in their capacity as directors.

12.4.
To the extent a non-executive director's services are requested in addition to his/her services as a director of the Company, such director may be entitled to receive consultation fees in accordance with the scope of the services required and market terms of comparable services, provided such fees were approved in accordance with applicable provisions of the Companies Law and regulations promulgated thereunder.